UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)

INTERFACE, INC.
(Name of Issuer) Class A Common Stock, $0.10 par value per share
(Title of Class of Securities) 458665106
(CUSIP Number) July 10, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 458665106	13G

1	NAMES OF REPORTING PERSONS A. Kimbrough Davis** Patricia Adams Rainey Anderson*** Mary Anne Anderson Lanier**** Harriet Adelaide Anderson Langford****
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON IN
** Solely in his capacity as Co-Executor of the Estate of Ray C. Anderson.
*** Solely in her capacity as Co-Executor of the Estate of Ray C. Anderson and as Co-Delegate for the shares of Interface, Inc. previously held by the Estate of Ray C. Anderson.
**** Solely in her capacity as Co-Delegate for the shares of Interface, Inc. previously held by the Estate of Ray C. Anderson.

Item 1.                                (a)            Name of Issuer:

 Interface, Inc. (the “Company”)

             (b)           Address of Issuer’s Principal Executive Offices:

 2859 Paces Ferry Road, Suite 2000
 Atlanta, GA 30339

Item 2.                                (a)            Name of Persons Filing:

 A. Kimbrough Davis, Co-Executor
 Patricia Adams Rainey Anderson, Co-Executor and Co-Delegate
 Mary Anne Anderson Lanier, Co-Delegate
 Harriet Adelaide Anderson Langford, Co-Delegate

             (b)           Address of Principal Business Office or, if none, Residence:

 A. Kimbrough Davis
 1100 Peachtree Street
 Suite 1600
 Atlanta, GA 30309

 Patricia Adams Rainey Anderson
 2660 Peachtree Road, NW, #28B
 Atlanta, GA 30305

 Mary Anne Anderson Lanier
 2829 Tanner Lake Trail
 Marietta, GA 30064

 Harriet Adelaide Anderson Langford
 186 Pine Tree Drive
 LaGrange, GA 30240

             (c)           Citizenship:

 United States of America, for all filing persons.

             (d)           Title of Class of Securities:

 Class A Common Stock, $0.10 par value per share

             (e)           CUSIP Number:

 458665106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________.

Item 4

          (a)-(c)          The responses of the Reporting Persons to Items 1 and 5 - 11 on the cover page are incorporated herein by reference.

          On July 10, 2012, all of the 3,524,669 shares of Class A Common Stock (the “Common Stock”) of Interface, Inc. (the “Company”) previously acquired by the Estate of Ray C. Anderson were distributed to beneficiaries of the will of Ray C. Anderson.  In connection with these distributions, the Co-Delegates transferred all authority as proxy and delegate with respect to the shares. After giving effect to the transactions described in this paragraph, the Reporting Persons no longer beneficially own any of the shares of the Company’s Common Stock in their respective capacities as Co-Executors and/or Co-Delegates for the Estate of Ray C. Anderson.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

As of July 10, 2012, all shares of Common Stock of the Company previously held by the Estate of Ray C. Anderson were distributed to beneficiaries of the will of Ray C. Anderson.  Accordingly, the group was dissolved and all further filings with respect to transactions in the shares of Common Stock of the Company will be filed, if required, by the Reporting Persons, in their individual capacities.  See Item 4.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ A. Kimbrough Davis
A. Kimbrough Davis, Co-Executor

/s/ Patricia Adams Rainey Anderson
Patricia Adams Rainey Anderson, Co-Executor and Co-Delegate

/s/ Mary Anne Anderson Lanier
Mary Anne Anderson Lanier, Co-Delegate

/s/ Harriet Adelaide Anderson Langford
Harriet Adelaide Anderson Langford, Co-Delegate

Date: July 27, 2012

EXHIBIT A

Agreement of Joint Filing

                 The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the statement dated July 27, 2012, containing the information required by Schedule 13G for the shares of Class A Common Stock, $0.10 par value per share, of Interface, Inc. previously held by the Estate of Ray C. Anderson (the “Estate”), in their respective capacities as Co-Executors of the Estate and Co-Delegates with respect to shares previously held by the Estate, as applicable.

/s/ A. Kimbrough Davis
A. Kimbrough Davis, Co-Executor

/s/ Patricia Adams Rainey Anderson
Patricia Adams Rainey Anderson, Co-Executor and Co-Delegate

/s/ Mary Anne Anderson Lanier
Mary Anne Anderson Lanier, Co-Delegate

/s/ Harriet Adelaide Anderson Langford
Harriet Adelaide Anderson Langford, Co-Delegate

Date: July 27, 2012